Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three months ended March 31, 2016

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2016.

MEDICURE INC.

Condensed Consolidated Interim Statements of Financial Position

(expressed in Canadian dollars)

(unaudited)

	Note	March 31, 2016	December 31, 2015

Assets
Current assets:
Cash		$8,138,687	$3,568,592
Accounts receivable	4	3,180,717	9,823,616
Inventories	5	2,489,658	2,289,275
Prepaid expenses	11	1,099,561	1,767,071

Total current assets		14,908,623	17,448,554

Non-current assets:
Property and equipment		262,461	230,162
Intangible assets	6	927,476	1,411,992
Investment in Apicore	7	1,484,252	1,559,599
Long-term derivative	7	138,273	227,571
Deferred tax assets		355,641	379,000

Total non-current assets		3,168,103	3,808,324

Total assets		$18,076,726	$21,256,878

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	10(d) & 12	$4,045,524	$7,079,091
Current portion of long-term debt	8	1,631,773	1,625,191
Current portion of royalty obligation	9	1,501,580	1,648,180

Total current liabilities		7,178,877	10,352,462

Non-current liabilities
Long-term debt	8	2,205,985	2,617,593
Royalty obligation	9	3,430,818	3,725,272
Other long-term liability		100,000	100,000

Total non-current liabilities		5,736,803	6,442,865
Total liabilities		12,915,680	16,795,327

Equity:
Share capital	10(b)	121,847,015	121,413,777
Warrants	10(d)	101,618	101,618
Contributed surplus		6,742,829	6,789,195
Accumulated other comprehensive income		625,361	1,104,388
Deficit		(124,155,777)	(124,947,427)

Total equity		5,161,046	4,461,551

Commitments and contingencies	11
Subsequent events	10(c) & 12 (a)

Total liabilities and equity		$18,076,726	$21,256,878

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.

Condensed Consolidated Interim Statements of Net Income and Comprehensive Income

(expressed in Canadian dollars)

(unaudited)

		Three months	Three months
		ended	ended
	Note	March 31, 2016	March 31, 2015

Revenue
Product sales, net		$6,068,864	$3,338,156

Cost of goods sold	5 & 6	874,494	392,663

Gross Profit		5,194,370	2,945,493

Expenses

Selling, general and administrative		3,166,165	2,072,365
Research and development		807,297	392,818

		3,973,462	2,465,183

Income before the undernoted		1,220,908	480,310

Other expenses:
Revaluation of long-term derivative	7	89,298	67,724
Loss on settlements of debt	10(b)	-	60,595

		89,298	128,319

Finance expense (income):
Finance expense, net	9 & 10(d)	346,880	215,776
Foreign exchange (gain) loss, net		(6,920)	36,064

		339,960	251,840

Net income		$791,650	$100,151
Translation adjustment		(479,027)	232,994

Comprehensive income		$312,623	$333,145

Basic earnings per share		$0.05	$0.01
Diluted earnings per share		$0.05	$0.01
Weighted average number of common shares used in computing basic earnings per share		14,596,006	12,411,902
Weighted average number of common shares used in computing fully diluted earnings per share		16,673,117	14,286,271

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.

Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)

(expressed in Canadian dollars)

(unaudited)

					Cumulative
		Share		Contributed	Translation	Equity
	Note	Capital	Warrants	Surplus	Account	(Deficit)	Total
Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

Net income for the three months ended March 31, 2015		-	-	-	-	100,151	100,151
Other comprehensive income for the three months ended March 31, 2015		-	-	-	232,994	-	232,994

Transactions with owners, recorded directly in equity
Issuance of common shares	10(c)	624,029	-	-	-	-	624,029
Share-based payments	10(c)	-	-	422,716	-	-	422,716

Total transactions with owners		624,029	-	422,716	-	-	1,046,745

Balance, March 31, 2015		$117,669,792	$-	$5,783,464	$531,323	$(126,515,705)	$(2,531,126)

Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551

Net income for the three months ended March 31, 2016		-	-	-	-	791,650	791,650
Other comprehensive loss for the three months ended March 31, 2016		-	-	-	(479,027)	-	(479,027)

Transactions with owners, recorded directly in equity
Stock options exercised	10(c)	433,238	-	(186,426)	-	-	246,812
Share-based compensation	10(c)	-	-	140,060	-	-	140,060

Total transactions with owners		433,238	-	(46,366)	-	-	386,872

Balance, March 31, 2016		$121,847,015	$101,618	$6,742,829	$625,361	$(124,155,777)	$5,161,046

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.

Condensed Consolidated Interin Statement of Cash Flows

(expressed in Canadian dollars)

(unaudited)

		Three months	Three months
		ended	ended
	Note	March 31, 2016	March 31, 2015

Cash provided by (used in):
Operating activities:
Net income		$791,650	$100,151
Adjustments for:
Revaluation of long-term derivative	7	89,298	67,724
Loss on settlements of debt	10(b)	-	60,595
Amortization of property and equipment		19,005	2,417
Amortization of intangible assets	6	420,547	159,995
Stock-based compensation	10(c)	140,060	422,716
Finance expense, net	9 & 10(d)	346,880	215,776
Unrealized foreign exchange loss		6,750	46,888
Change in the following:
Accounts receivable		6,642,899	(307,186)
Inventories		(200,383)	(104,248)
Prepaid expenses		667,510	(27,007)
Accounts payable and accrued liabilities		(3,769,282)	332,542
Other long-term liability		-	7,639
Interest paid		(57,720)	(90,619)
Royalties paid	9	(305,846)	(98,880)

Cash flows from operating activities		4,791,368	788,503

Investing activities:
Acquisition of property and equipment		(51,248)	(31,444)

Cash flows used in investing activities		(51,248)	(31,444)

Financing activities:
Exercise of stock options	10(c)	246,812	-
Repayment of long-term debt	8	(416,667)	-

Cash flows used in financing activities		(169,855)	-

Foreign exchange (loss) gain on cash held in foreign currency		(170)	10,824

Increase in cash		4,570,095	767,883
Cash, beginning of period		3,568,592	493,869

Cash, end of period		$8,138,687	$1,261,752

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlements	10(b)	$-	$624,029

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

1.	Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended December 31, 2015. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with he Company's audited consolidated financial statements for the year ended December 31, 2015.

The consolidated financial statements were authorized for issue by the Board of Directors on May 11, 2016.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

2.	Basis of preparation of financial statements (continued):

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2015:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 19(c): The assumptions and model used to estimate the value of share-based payment transactions and warrants

3.	New standards and interpretations not yet adopted:

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

3.	New standards and interpretations not yet adopted (continued):

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Accounts receivable:

	March 31, 2016	December 31, 2015

Trade accounts receivable	$3,131,325	$9,797,312
Other accounts receivable	49,392	26,304

	$3,180,717	$9,823,616

As at March 31, 2016, the trade accounts receivable consist of amounts owing from four customers which represent approximately 97% (December 31, 2015 - four customers and 100%) of trade accounts receivable.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

5.	Inventories:

	March 31, 2016	December 31, 2015

Unfinished product and packaging material	$103,530	$110,330
Finished product available-for-sale	1,288,077	1,008,773
Pre-launch inventory	1,098,051	1,170,172

	$2,489,658	$2,289,275

During the three months ended March 31, 2016 and 2015, the Company did not write off any inventory that had expired or was otherwise unuseable. Inventories expensed as part of cost of goods sold during the three months ended March 31, 2016 amounted to $454,965 (2015 - 233,587).

6.	Intangible assets:

			Customer
Cost	Patents	Trademarks	list	Total

Balance, December 31, 2014	9,892,623	1,837,431	324,253	12,054,307
Reversal of impairment loss	3,995,617	2,226,434	392,900	6,614,951
Effect of movements in exchange rates	1,820,309	364,473	64,319	2,249,101

Balance, December 31, 2015	15,708,549	4,428,338	781,472	20,918,359
Effect of movements in exchange rates	(968,164)	(272,932)	(48,164)	(1,289,260)

Balance, March 31, 2016	$14,740,385	$4,155,406	$733,308	$19,629,099

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	list	Total

Balance, December 31, 2014	9,085,292	1,591,259	280,810	10,957,361
Amortization	485,298	147,978	26,114	659,390
Reversal of impairment loss	3,523,955	1,957,288	345,403	5,826,646
Effect of movements in exchange rates	1,687,291	319,327	56,352	2,062,970

Balance, December 31, 2015	14,781,836	4,015,852	708,679	19,506,367
Amortization	276,015	122,852	21,680	420,547
Effect of movements in exchange rates	(926,183)	(254,242)	(44,866)	(1,225,291)

Balance, March 31, 2016	$14,131,668	$3,884,462	$685,493	$18,701,623

			Customer
Carrying amounts	Patents	Trademarks	list	Total
As at December 31, 2014	$807,331	$246,172	$43,443	$1,096,946
As at December 31, 2015	$926,713	$412,486	$72,793	$1,411,992
As at March 31, 2016	$608,717	$270,944	$47,815	$927,476

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

6.	Intangible assets (continued):

The Company has considered indicators of impairment as at March 31, 2016, December 31, 2015 and December 31, 2014. To December 31, 2015, the Company had recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totaling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the three months ended March 31, 2016 or 2015. The average remaining amortization period of the Company's intangible assets is approximately 0.6 years.

For the three months ended March 31, 2016, amortization of intangible assets relating to AGGRASTAT® totaling $419,529 (2015 - $159,076) is recognized in cost of goods sold and amortization of other intangible assets totaling $1,018 (2015 - $919) is recognized in research and development expenses.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

7.	Investment in Apicore:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options have since been exercised. This results in the Company's ownership being diluted to 6.07% (4.95% fully diluted).

The Company has a contractual obligation to assist in funding the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the condensed consolidated interim financial statements.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at March 31, 2016, the investment in Apicore was recorded at $1,484,252 (December 31, 2015 - $1,559,599). The decrease in value is as a result of the translation of the foreign currency balance of the portion of the investment in Apicore held by Medicure USA. The difference of $75,347 is recorded as a translation adjustment through other comprehensive income in the condensed consolidated interim statements of income and comprehensive income for the three months ended March 31, 2016 (2015 - $94,073).

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at March 31, 2016 the option rights have a value of $138,273 (December 31, 2015 - $227,571). The change in the value of the option rights of $89,298 is recorded in the condensed consolidated interim statement of income and comprehensive income for the three months ended March 31, 2016 as a revaluation of the long-term derivative (2015 - $67,724).

As there was no cash consideration for the investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totaled $167,672 as investment structuring services in the condensed consolidated interim statement of income and comprehensive income for the seven months ended December 31, 2014.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

8.	Long-term debt:

	March 31, 2016	December 31, 2015

Manitoba Industrial Opportunities Program loan	$3,837,758	$4,242,784
Current portion of long-term debt	(1,631,773)	(1,625,191)

	$2,205,985	$2,617,593

Principal repayments to maturity by fiscal year are as follows:

2016	$1,250,000
2017	1,666,667
2018	972,222

3,888,889
Less deferred debt issue expenses (net of accumulated amortization of $419,110)	(51,131)

$3,837,758

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at March 31, 2016 management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the three months ended March 31, 2016 was 7% (2015 - 7%).

9.	Royalty Obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

9.	Royalty Obligation (continued):

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at March 31, 2016 of $4,932,398 (December 31, 2015 - $5,373,452) of which $1,501,580 (December 31, 2015 - $1,648,180) represents the current portion of the royalty obligation. The change in the royalty obligation for the three months ended March 31, 2016 of $269,158 (2015 -117,071) is recorded within finance expense on the condensed consolidated interim statements of net income and comprehensive Income. Royalties for the three months ended March 31, 2016 totaled $320,625, (2015 - $150,651) with payments made during the three months ended March 31, 2016 of $305,846 (2015 - $98,880).

10.	Capital stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount

Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (10c)	23,350	65,034
Shares issued upon exercise of warrants (10d)	68,293	281,198

Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (10c)	226,850	433,238

Balance, March 31, 2016	14,672,018	$121,847,015

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totaled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen, and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

10.	Capital stock (continued):

(b)	Shares issued and outstanding (continued)

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the condensed consolidated interim statements of income and comprehensive income as a loss on settlement of debt.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s stock option plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s stock option plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

Changes in the number of options outstanding during the three months ended March 31, 2016 and 2015 are as follows:

	March 31, 2016		March 31, 2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	2,277,126	$1.90	1,720,253	$2.12
Granted	-	-	236,070	1.90
Exercised	(226,850)	(1.09)	-	-

Balance, end of period	2,050,276	$1.99	1,956,323	$2.09

Options exercisable, end of period	2,050,276	$1.99	1,903,823	$2.09

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

10.	Capital stock (continued):

(c)	Stock option plan (continued)

Options outstanding at March 31, 2016 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30	314,000	7.10 years	$0.30	314,000
$0.31 - $1.00	41,999	2.63 years	$0.58	41,999
$1.01 - $3.00	1,514,337	5.31 years	$1.79	1,514,337
$3.01 - $5.00	147,000	4.65 years	$3.90	147,000
$10.01 - $15.00	11,773	1.71 years	$14.55	11,773
$20.01 - $25.00	20,000	0.58 years	$24.23	20,000
$25.01 - $25.20	1,167	0.53 years	$25.20	1,167

$0.30 - $25.20	2,050,276	5.41 years	$1.99	2,050,276

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the three months ended March 31, 2016 is $140,060 (2015 - $422,716). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

	Three months ended	Three months ended
	March 31, 2016,	March 31, 2015

Expected option life	5.0 years	4.4 - 5.0 years
Risk-free interest rate	0.68%	0.77% - 0.83%
Dividend yield	nil	nil
Expected volatility	128.19%	145.74 - 166.43%

Subsequent to March 31, 2016, on April 7, 2016 the Company granted 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the stock option plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share.

(d)	Warrants

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at March 31, 2016 and total $9,521 (December 31, 2015 - $1,161). Changes in fair value of the warrants for the three months ended March 31, 2016 of $8,361 (2015 - 38,936) are recorded within finance expense.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

10.	Capital stock (continued):

(d)	Warrants (continued)

Changes in the number of warrants with an exercise price denominated in a currency other than the Company's functional currency outstanding during the three months ended March 31, 2016 and the year ended December 31, 2015 are as follows:

		Exercise
Issue	Original	Price		December 31,	Granted	December 31,	Granted	March 31,
(expiry date)	granted	per share		2014	(expired)	2015	(expired)	2016

66,667 units (expiry - December 31, 2016)	66,667	USD $	18.90	66,667	-	66,667	-	66,667

The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007, are denominated in U.S. dollars and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 10(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 10, 2015, the underwriters exercised 68,293 warrants at a price of $2.20 for gross proceeds of $150,245 to the Company.

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the three months ended March 31, 2016 and 2015 was 14,596,006 and 12,411,902, respectively. The dilution created by options and warrants has been reflected in the diluted earnings per share amounts.

11.	Commitments and contingencies:

(a)	Commitments

As at March 31 2016, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

Remainder of 2016	$2,632,861
2017	1,109,653
2018	194,805
2019	194,805
2020	194,805
Thereafter	779,220

$5,106,149

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

11.	Commitments and contingencies (continued):

(a)	Commitments (continued)

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at March 31, 2016, $276,524 (December 31, 2015 - $1,063,707) is recorded within prepaid expenses in regards to this agreement. For the three months ended March 31, 2015, interest of $1,883 is recorded within finance expense relating to this agreement. No interest was recorded for the three months ended March 31, 2016 The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to October 31, 2017 with additional minimum purchase commitments of US$714,420 (based on current pricing) per annum until 2017.

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During fiscal 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$200,000 in milestone payments and US$507,500 in costs relating to the project.

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the three months ended March 31, 2016 totaled $320,625, (2015 - $150,651) with payments made during the three months ended March 31, 2016 of $305,846 (2015 - $98,880).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

11.	Commitments and contingencies (continued):

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly installments following approval. A decision from the FDA is expected in July 2016. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income and comprehensive income pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 11(a), in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

12.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and the Chief Financial Officer and, beginning in 2016, the Vice-President, Commercial Operations, are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	March 31, 2016	March 31, 2015

Salaries, fees and short-term benefits	$212,271	$156,851
Share-based payments	-	94,517

	$212,271	$251,368

As at March 31, 2016, the Company has $8,214 (December 31, 2015 - $5,675) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three months ended March 31, 2016, no interest was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors (2015 - $2,852).

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

12.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

On January 27, 2015 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

Subsequent to March 31, 2016, on May 9, 2016 the Company announced that the employment agreement with the Company's President and Chief Operating Officer had been terminated, effective immediately.

(b)	Transactions with related parties

Directors and key management personnel control 18% of the voting shares of the Company as at March 31, 2016 (December 31, 2015 - 18%).

During the three months ended March 31, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21,250 (2015 - $53,750) for business administration services, $42,500 (2015 - $51,238) in rental costs and $9,925 (2015 - $7,700) for commercial and information technology support services. As described in note 11(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI. For 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. As described in note 11(a), a new business and administration services agreement was entered into effective January 1, 2016. This new agreement no longer includes the Chief Financial Officer's services. Effective January 1, 2016, the Chief Financial Officer will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three months ended March 31, 2016 the Company paid GVI CDS $132,377, (2015 - $83,861) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three months ended March 31, 2016, the Company paid CanAm $166,270 (2015 - $97,692) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three months ended March 31, 2016 no interest was recorded within finance expense in relation to these amounts payable to related parties (2015 - $6,501).

As at March 31, 2016, included in accounts payable and accrued liabilities is $77,342 (December 31, 2015 - $23,494) payable to GVI, $137,985 (December 31, 2015 - $64,539) payable to GVI CDS and $123,477 (December 31, 2015 - $60,611) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the three months ended March 31, 2016 the Company recorded a bonus of $25,000 (2015 - $25,000) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at March 31, 2016, included in accounts payable and accrued liabilities is $70,753 (December 31, 2015 - $45,753) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

(unaudited)

13.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the three months ended March 31, 2016 100% of revenue from the sale of finished products was generated from sales of AGGRASTAT® in the United States, which was to ten customers. customer A accounted for 30%, customer B accounted for 29%, customer C accounted for 32%, customer D accounted for 8% and the remaining six customers accounted for less than 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	March 31, 2016	December 31, 2015

Canada	$252,887	$219,787
Barbados	927,476	1,411,992
United States	9,574	10,375

	$1,189,937	$1,642,154

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